REINSURANCE

AGREEMENT

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

and

[  ]

Policy Forms Subject to Reinsurance Hereunder	Appendix I
Automatic Reinsurance Program	Appendix II
Retention Limits of the REINSURED	Schedule A
Maximum Amounts which the REINSURED may cede Automatically	Schedule B
Policy Detail Report	Schedule C, Part I
Policy Exhibit	Schedule C, Part II
Quarterly Reserve Report	Schedule C, Part III
Reinsurance Premium Rates	Schedule D

REINSURANCE AGREEMENT

between

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

372 Park Avenue South

New York, New York 10010

hereinafter referred to as the “REINSURED,” and

[  ]

REINSURANCE COVERAGE

1. On the basis hereinafter stated, [  ] of the REINSURED’S individual ordinary Life and Monthly Deduction Waiver Disability insurance issued directly by the REINSURED on the policy forms described in Appendix I and which qualify for the Automatic Reinsurance Program as described in Appendix II, shall be reinsured with the [  ] automatically or shall be reinsured with the [  ] as conversions or exchanges; a “conversion” is a new policy issued under the conversion provisions of a policy issued earlier by the REINSURED (“original policy”), and an “exchange” is any change in or replacement of an original policy for which the REINSURED does not obtain the same new underwriting information which it would obtain in the absence of the original policy.

2. The liability of the [  ] shall begin simultaneously with that of the REINSURED. In no event shall the reinsurance be in force and binding unless the insurance issued directly by the REINSURED is in force and unless the issuance and delivery of such insurance constituted the doing of business in a jurisdiction in which the REINSURED was properly licensed.

3. Life reinsurance under this agreement shall be term insurance for the amount at risk on the portion of the original insurance which is reinsured with the [  ] The amount of reinsurance shall be the death benefit provided by the portion of the original insurance which is reinsured with the [  ] The amount at risk on a policy shall be the death benefit provided by the policy less the cash value under the policy at the beginning of the policy year. The portion reinsured shall be the amount at risk on the policy less the REINSURED’S retention on the policy.

4. If the face amount of the policy changes, the portion reinsured hereunder shall continue to be determined as described in paragraph 3 of this article . If the face amount increases subject to the approval of the REINSURED, provisions of the ‘‘REINSURANCE LIMITS” article hereof shall apply to the increase in reinsurance hereunder. If the face amount increases and such increase is not subject to the REINSURED’S approval, the [  ] shall accept automatically increases in reinsurance arising from such increases in the face amount.

5. Reinsurance of Disability insurance shall follow the original forms of the REINSURED.

6. The amount of reinsurance under this agreement shall be maintained in force without reduction so long as the amount of insurance carried by the REINSURED on the life remains in force without reduction, except as provided in the “PAYMENT OF REINSURANCE PREMIUMS” and “INCREASE IN LIMIT OF RETENTION” articles.

REINSURANCE LIMITS

1. If the following conditions are met, reinsurance may be ceded automatically under this agreement in amounts not to exceed those specified in Schedule B.

(a) The REINSURED shall retain its limit of retention.

(b) The sum of the amount of insurance already in force on that life in the REINSURED and the amount applied for from the REINSURED on the current application shall not exceed the sum of the appropriate automatic limit shown in Schedule B and the REINSURED’S maximum limit of retention for the mortality class, plan of insurance, and age at issue on the current application.

(c) The sum of the amount of insurance already in force on the life and the amount applied for currently, in all companies, shall not exceed [  ]

(d) The REINSURED has not made facultative application for reinsurance of the current application.

(e) The policy was issued in accordance with the REINSURED’S normal individual ordinary life underwriting rules and practices.

2. Supplemental Benefits for all policies ceded automatically shall also be ceded in the same proportion as the basic policy. The following Supplemental Benefits may be ceded automatically.

(a) Monthly Deduction Waiver.

3. Conversions and exchanges shall be reinsured under this agreement if the original policy was reinsured with the [  ]

PLACING REINSURANCE IN EFFECT

1. To effect reinsurance, the REINSURED shall, within twenty-five working days after the end of each month mail to the [  ] a report in substantial accord with Schedule C, Part I.

2. The REINSURED shall send to the [  ] within seven working days after the end of each quarter reports in substantial accord with Schedule C, Parts II and III.

COMPUTATION OF REINSURANCE PREMIUMS

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PAYMENT OF REINSURANCE PREMIUMS

1. The REINSURED shall remit with the report specified as Schedule C, Part 1, the premiums due the [  ] Premiums for reinsurance hereunder are payable at the Home Office of the [  ] and shall be paid on an annual basis without regard to the manner of payment stipulated in the policy issued by the REINSURED.

2. The payment of reinsurance premiums in accordance with the provisions of the preceding paragraph shall be a condition precedent to the liability of the [  ] under reinsurance covered by this agreement. In the event that reinsurance premiums are not paid as provided in the preceding paragraph, the [  ] shall have the right to terminate the reinsurance under all policies having reinsurance premiums in arrears. If the [  ] elects to exercise its right of termination, it shall give the REINSURED thirty days notice of its intention to terminate such reinsurance. If all reinsurance premiums in arrears, including any which may become in arrears during the thirty-day period, are not paid before the expiration of such period, the [  ] shall thereupon be relieved of future liability under all reinsurance for which premiums remain unpaid. Policies on which reinsurance premiums subsequently fall due will automatically terminate if reinsurance premiums are not paid when due as provided in paragraph 1 of this article . The reinsurance so terminated may be reinstated at any time within sixty days of the date of termination upon payment of all reinsurance premiums in arrears; but, in the event of such reinstatement, the [  ] shall have no liability in connection with any claims incurred between the date of termination and the date of reinstatement of the reinsurance. The [  ] S right to terminate reinsurance as herein provided shall be without prejudice to its right to collect premiums for the period reinsurance was in force prior to the expiration of the thirty-day notice period.

RETROACTIVE REINSURANCE OF CERTAIN NON-REINSURED POLICIES

During investigation of a contestable claim, the REINSURED may find that a non-reinsured policy should in fact have been automatically reinsured under this agreement, but it was not reinsured because the insured withheld information when completing the application. In this case, such a policy will be retroactively reinsured in the same manner and at the same rates that would have applied at the time the policy was originally issued. Reinsurance shall become effective as of the effective date of the policy and the REINSURED shall pay reinsurance premiums to the [  ] from that effective date.

SETTLEMENT OF CLAIMS

1. The REINSURED shall give the [  ] prompt notice of any claim submitted on a policy reinsured hereunder and prompt notice of the instigation of any legal proceedings in connection therewith. Copies of proofs or other documents bearing on such claim or proceeding shall be furnished to the [  ] when requested.

2. The [  ] shall accept the good faith decision of the REINSURED in settling any claim or suit and shall pay, at its Home Office , its share of net reinsurance liability upon receiving proper evidence of the REINSURED’S having settled with the claimant. In settlement of reinsurance liability for Monthly Deduction Waiver Disability benefits, the [  ] shall pay to the REINSURED its proportionate share of the gross premium waived.

3. If the REINSURED should contest or compromise any claim or proceeding, and the amount of net liability thereby be reduced, the [  ] reinsurance liability shall be reduced in the proportion that the net liability of the [  ] bore to the sum of the retained net liability of the REINSURED and the net liability of other reinsurers existing as of the occurrence of the claim.

4. Any unusual expenses incurred by the REINSURED in defending or investigating a claim for policy liability or in taking up or rescinding a policy reinsured hereunder shall be participated in by the [  ] in the same proportion as described in paragraph 3, above.

5. In no event shall the following categories of expenses or liabilities be considered, for purposes of this agreement, as “unusual expenses” or items of “net reinsurance liability:”

(a)	routine investigative or administrative expenses;

(b)	expenses incurred in connection with a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits which the REINSURED admits are payable;

(c)	expenses, fees, settlements, or judgments arising out of or in connection with claims against the REINSURED for punitive or exemplary damages;

(d)

expenses, fees, settlements, or judgments arising out of or in connection with claims made against the REINSURED and based on alleged or actual bad faith, failure to exercise good faith, or tortious conduct.

6. For purposes of this agreement, penalties, attorney’s fees, and interest imposed automatically by statute against the REINSURED and arising solely out of a judgment being rendered against the REINSURED in a suit for policy benefits reinsured hereunder shall be considered “unusual expenses.”

7. In the event that the amount of insurance provided by a policy or policies reinsured hereunder is increased or reduced because of a misstatement of age or sex established after the death of the insured, the net reinsurance liability of the [  ] shall increase or reduce in the proportion that the net reinsurance liability of the [  ] bore to the sum of the net retained liability of the REINSURED and the net liability of other reinsurers immediately prior to the discovery of such misstatement of age or sex. Reinsurance policies in force with the [  ] shall be reformed on the basis of the adjusted amounts, using premiums and reserves applicable to the correct age and sex. Any adjustment in reinsurance premiums shall be made without interest.

8. The [  ] shall refund to the REINSURED any reinsurance premiums, without interest, unearned as of the date of death of the life reinsured hereunder.

EXPERIENCE REFUNDS

Reinsurance hereunder shall not be considered for an experience refund.

PREMIUM TAX REIMBURSEMENT

When the [  ] is not required to pay state premium taxes upon reinsurance premiums received from the REINSURED, it shall reimburse the REINSURED for any such taxes the latter may be required to pay with respect to that part of the premiums received under the REINSURED’S original policies which is remitted to the [  ] as reinsurance premiums.

POLICY CHANGES

If a change is made in the policy issued by the REINSURED to the insured which affects reinsurance hereunder, the REINSURED shall immediately notify the [  ] of such change.

REINSTATEMENTS

If a policy reinsured hereunder lapses for nonpayment of premium and is reinstated in accordance with its terms and the rules of the REINSURED, the [  ] shall automatically reinstate its reinsurance under such policy. The REINSURED shall mail notice of the reinstatement to the [  ] not later than the tenth working day after the reinstatement of the original policy. The REINSURED shall pay the [  ] all reinsurance premiums in arrears in connection with the reinstatement with interest at the same rate and in the same manner as the REINSURED received under its policy.

EXPENSES

The REINSURED shall bear the expense of all medical examinations, inspection fees, and other charges incurred in connection with the original policy.

REDUCTIONS

1. Except as otherwise provided in paragraph 3 of the “REINSURANCE COVERAGE” article hereof, if a portion of the insurance issued by the REINSURED on a life reinsured hereunder is terminated, reinsurance on that life hereunder shall be reduced as hereinafter provided to restore, as far as possible, the retention level of the REINSURED on the risk, provided, however, that the REINSURED shall not assume on any policy being adjusted as provided in this article an amount of insurance in excess of the higher of, for the retention category of that policy, (a) its retention limit at the time of issue of that policy and (b) the retention limit of that policy as already adjusted by the provisions of the “INCREASE IN LIMIT OF RETENTION” article. The reduction in reinsurance shall first be applied to the reinsurance, if any, of the specific policy under which insurance terminated. The reinsurance of the [  ] shall be reduced by an amount which is the same proportion of the amount of reduction so applied as the reinsurance of the [  ] on the policy bore to the total reinsurance of the policy. The balance, if any, of the reduction shall be applied to reinsurance of other policies on the life, the further reduction, if any, in the reinsurance of the [  ] again being determined on a proportional basis.

2. The [  ] shall return to the REINSURED any basic life reinsurance premiums and any reinsurance premiums for Supplemental Benefits, without interest thereon, paid to the [  ] for any period beyond the date of reduction of reinsurance hereunder.

INSPECTION OF RECORDS

The [  ] shall have the right at any reasonable time to inspect, at the office of the REINSURED, all books and documents relating to the reinsurance under this agreement.

INCREASE IN LIMIT OF RETENTION

1. The REINSURED may increase its limit of retention and may elect, subject to the other provisions of this article, to: (a) continue unchanged reinsurance then in force under this agreement; (b) make reductions in both standard and substandard reinsurance then in force under this agreement; or (c) make reductions in standard reinsurance then in force under this agreement. The increased limit of retention shall be effective with respect to new reinsurance on the date specified by the REINSURED subsequent to written notice to the [  ] Such written notice shall specify the new limit of retention, the effective date thereof, and the election permitted by the first sentence of this paragraph. If the REINSURED makes election (b) or (c), the amount of reinsurance shall be reduced, except as hereinafter provided, to the excess, if any, over the REINSURED’S new limit of retention.

2. No reduction shall be made in the amount of any reinsurance policy unless the REINSURED retained its maximum limit of retention for the plan, age, and mortality classification at the time the policy was issued, nor shall reductions be made unless held by the REINSURED at its own risk without benefit of any proportional or nonproportional reinsurance other than catastrophe accident reinsurance. In the case of Life and Disability reinsurance, no reduction shall be made in any class of reinsurance fully reinsured. No reduction shall be made in any Supplemental Benefits reinsured on a Life reinsurance cession unless the Life reinsurance is also being reduced as described hereunder. The plan, age, and mortality classification at issue shall be used to determine the REINSURED’S new retention on any life on which reinsurance policies are reduced in accordance with the provisions of this article.

3. The reduction in each reinsurance policy shall be effective upon the reinsurance renewal date of that policy first following the effective date of the increased limit of retention or upon the twentieth reinsurance renewal date of the reinsurance policy, if later. If there is reinsurance in other reinsurers on a life on whom a reinsurance policy will be reduced hereunder, the [  ] shall share in the reduction in the proportion that the amount of reinsurance of the [  ] on the life bore to the amount of reinsurance of other reinsurers on the life.

4. In the event the REINSURED overlooks any reduction in the amount of a reinsurance policy which should have been made on account of an increase in the REINSURED’S limit of retention, the acceptance by the [  ] of reinsurance premiums under such circumstances and after the effective date of the reduction shall not constitute or determine a liability on the part of the [  ] for such reinsurance. The [  ] shall be liable only for a refund of premiums so received, without interest.

OVERSIGHTS

It is understood and agreed that, if failure to comply with any terms of this agreement is shown to be unintentional and the result of misunderstanding or oversight on the part of either the REINSURED or [  ] both the REINSURED and the [  ] shall be restored to the positions they would have occupied had no such misunderstanding or oversight occurred.

ARBITRATION

1. It is the intention of the REINSURED and the [  ] that the customs and practices of the life insurance and life reinsurance industry shall be given full effect in the operation and interpretation of this agreement. The parties agree to act in all things with the highest good faith. If the REINSURED or the [  ] cannot mutually resolve a dispute which arises out of or relates to this agreement, however, the dispute shall be decided through arbitration. The arbitrators shall reach their decision from the standpoint of equity and the customs and practices of the life insurance and life reinsurance industry rather than solely from the standpoint of a strict interpretation of the applicable substantive and procedural law.

2. To initiate arbitration, either the REINSURED or the [  ] shall notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent shall respond to the notification in writing within ten (10) days of its receipt. At that time, the party also shall assert any dispute it may have which arises out of or relates to this agreement.

3. The arbitration hearing shall be before a panel of three arbitrators, each of whom must be present or former officers of life insurance or life reinsurance companies other than the REINSURED or the [  ] or either’s affiliates. The REINSURED and the [  ] shall each appoint one arbitrator by written notification to the other party within twenty-five (25) days of the date of the mailing of the notification initiating the arbitration. These two arbitrators shall then select the third arbitrator within fourteen (14) additional days of the date of the mailing of the notification initiating the arbitration. Should either the REINSURED or the [  ] fail to appoint an arbitrator, or should the two arbitrators be unable to agree upon the choice of a third arbitrator, such appointment shall be left to the [  ] or [  ] Once chosen, the arbitrators are empowered to decide all substantive and procedural issues by a majority of votes.

4. The arbitration hearing shall be held on the date fixed by the arbitrators in the city in which the responding party’s home office is located. In no event shall this date be later than six months after the appointment of the third arbitrator. The arbitrators shall establish prearbitration procedures as warranted by the facts and issues of the particular case. At least ten (10) days prior to the arbitration hearing, each party shall provide the other party and the arbitrators with a detailed statement of the facts and arguments it will present at the arbitration hearing. The arbitrators may consider any relevant evidence; they shall give the evidence such weight as they deem it entitled to after consideration of any objections raised concerning it. The party initiating the arbitration shall have the burden of proving its case by a preponderance of the evidence. Each party may examine any witnesses who testify at the arbitration hearing. Within twenty (20) days after the end of the arbitration hearing, the arbitrators shall issue a written decision, from which there shall be no appeal and which any court having jurisdiction of the subject matter and the parties may reduce to judgment. In their decision, the arbitrators shall apportion the costs of arbitration, which shall include but not be limited to their own fees and expenses, as they deem appropriate.

INSOLVENCY

1. In the event of the insolvency of the REINSURED, all reinsurance shall be payable directly to the liquidator, receiver, or statutory successor of said REINSURED, without diminution because of the insolvency of the REINSURED.

2. In the event of insolvency of the REINSURED, the liquidator, receiver, or statutory successor shall give the [  ] written notice of the pendency of a claim on a policy reinsured within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of any such claim, the [  ] may investigate such claim and interpose, in the name of the REINSURED (its liquidator, receiver, or statutory successor), but at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which the [  ] may deem available to the REINSURED or its liquidator, receiver, or statutory successor.

3. The expense thus incurred by the [  ] shall be chargeable, subject to court approval, against the REINSURED as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the REINSURED solely as a result of the defense undertaken by the [  ] Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expense shall be apportioned in accordance with the terms of the reinsurance agreement as though such expense had been incurred by the REINSURED.

PARTIES TO AGREEMENT

This is an agreement for indemnity reinsurance solely between the REINSURED and the [  ] The acceptance of reinsurance hereunder shall not create any right or legal relation whatever between the [  ] and the insured or the beneficiary under any policy reinsured hereunder.

EXECUTION AND DURATION OF AGREEMENT

The provisions of this reinsurance agreement shall apply with respect to policies issued by the REINSURED and bearing policy dates on and after the first day of November, 1982, but in no event shall this agreement become effective unless and until it has been duly executed by two officers of the [  ] This agreement shall be unlimited as to its duration but may be terminated at any time, insofar as it pertains to the handling of new reinsurance, thereafter, by either party giving three months’ notice of termination in writing. The [  ] shall continue to consider application for reinsurance during the three months aforesaid and shall remain liable on all reinsurance granted under this agreement until the termination or expiry of the insurance reinsured.

IN WITNESS WHEREOF the said

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

372 Park Avenue South

New York, New York, 10010

and the said

[  ]

have by their respective officers executed and delivered these presents in duplicate on the dates shown below.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

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[  ]

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SCHEDULE C, PART II

Policy Exhibit

        ,19

Risk Premium Reinsurance

Current Period			Year-to-Date
	Number of Policies	Amount of Reinsurance		Number of Policies	Amount of Reinsurance
In-force Beg. of Period			In-force Beg. of Year
Issues-Automatic			Issues-Automatic
Issues-Facultative			Issues-Facultative
Cancellations (NTO’s)			Cancellations (NTO’s)
Reinstates from Cancels			Reinstates from Cancels
Other Increases			Other Increases
(Include other reinstatements)			(Include other reinstatements)
Total Increases			Total Increases
Deaths			Deaths
Recaptures			Recaptures
Expiries & Maturities			Expiries & Maturities
Lapses & Surrenders			Lapses & Surrenders
Other Decreases in Coverage			Other Decreases in Coverage
Total Decreases			Total Decreases
In-force End of Period			In-force Year-to-Date

SCHEDULE C, PART III

Quarterly Report

as of End of         Quarter, 19

Risk Premium Reinsurance

	Mean Reserve	Premiums Paid
Life		1st Year	Renewal
Life - Standard

Flat Extras

Monthly Deduction Waiver

Grand Total

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